BARRIER 4, INC.

6200 E. Canyon Rim Road

Anaheim, California 92807

Telephone:  (714) 731-8867

June 25, 2012

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street NE

Washington D.C.  20549

Attn:

Mara L. Ransom, Asst. Director

Chris Chase, Staff Attorney

Andrew Mew, Accounting Branch Chief

Scott Stringer, Staff Accountant

Re:

Barrier 4, Inc. (“Registrant”)

Amendment No. 2 to Registration Statement on Form S-1

Filed on May 4, 2012

File No.  333-181147

Gentlepersons:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, being the issuer of securities to which the referenced Amendment No. 1 to Registration Statement on Form S-1 relates (the “Company”), hereby respectfully requests that the effectiveness of the Amendment No. 2 to said Registration Statement be accelerated so that it will become effective at 12:00 p.m.., Washington, D.C. time, on Monday, July 2, 2012, or as soon thereafter as practicable, unless we request by telephone that said Registration Statement be declared effective at some other time.

The Company further acknowledges that:

•

Should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•

The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

By: /s/ Judith Scarpello

       Judith Scarpello, President